SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2006

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116, JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

NOTICE OF AMENDMENTS TO ARTICLES OF INCORPORATION

On May 12, 2006, the registrant filed a notice with the Tokyo Stock Exchange and other stock exchanges in Japan concerning proposed amendments to NTT’s Articles of Incorporation to be submitted for shareholder approval at the Ordinary General Meeting of Shareholders to be held on June 28, 2006. A copy of the notice is attached hereto.

The attached notice is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Shigehito Katsuki
	Name:	Shigehito Katsuki
	Title:	General Manager
Investor Relations Office
Department IV

Date: May 12, 2006

May 12, 2006

Company Name: Nippon Telegraph and Telephone Corporation
Representative: Norio Wada, President
(Code No.: 9432 First section of Tokyo, Osaka and Nagoya Stock Exchanges and Fukuoka and Sapporo Stock Exchanges)

NOTICE OF PARTIAL AMENDMENT OF THE ARTICLES OF INCORPORATION

We hereby provide notification that at the board of directors’ meeting held on May 12, 2006 it was resolved that the “Partial Amendment of the Articles of Incorporation” will be submitted for shareholder approval at the 21st general meeting of shareholders to be held on June 28, 2006, as follows.

1.	Reason for amendments

(1) In connection with the implementation of the Corporation Law (Law No. 86 of 2005), the Articles of Incorporation are to be amended for the following reasons:

 Due to the approval of a system under which any information relating to matters that must be described or otherwise expressed in reference documents concerning the exercise of voting rights for the general meeting of shareholders will be deemed to have been delivered to shareholders by disclosure on the Internet, a new provision is to be established with regards thereto. (Article 15)

‚ To allow agile operation of the board of directors, a new provision is to be established stipulating that a resolution of the board of directors can be deemed to have occurred, even if a meeting of the board of directors is not held. (Article 23)

ƒ In addition to the foregoing, additions, deletions and modifications to provisions, and establishment of new provisions as necessitated by the Corporation Law are to be made throughout the articles of incorporation as required.

(2) To enable a flexible capital policy responsive to a changing managerial environment, a new provision is to be established to the effect that the company may acquire its own shares through market transactions, etc. based on a resolution of the board of directors. (Article 8)

(3) To accommodate the shareholders and holders of fractional shares of the company, a new provision is to be established concerning the additional purchase of fractional shares. (Article 9)

(4) To enable the board of directors and corporate auditors to fully perform their expected roles in carrying out their own duties, new provisions are to be established to the effect that the company may exempt directors and corporate auditors from their liability to the extent permitted under the Corporation Law, and that the company may enter into agreements with outside directors and outside corporate auditors limiting their liability in advance. (Article 25 and Article 31)

With respect to the establishment of the provision for the Exemption of Directors from Liabilities (Article 25), consent has been obtained by unanimous agreement of the board of corporate auditors.

2.	Details of amendments

The Company proposes to amend the Article of Incorporations as shown in the attachment.

Inquiries:
Department V, Legal Group

Attachment

Current Articles of Incorporation	Proposed Amendment
(New)

(Organs)

Article 5. The company shall, besides the general meeting of shareholders and the directors, have the following organs.

(1)    board of directors;

(2)    corporate auditors;

(3)    board of corporate auditors; and

(4)    accounting auditor.

(Total Number of Shares) (Kabushiki no sousu) Article 5. The total number of shares authorized to be issued by the company shall be 61,929,209 shares.

(Total Number of Shares) (Hakkou kanou kabushiki sousu)

Article 6. The total number of shares which can be issued by the company shall be 61,929,209 shares.

(Issue of Share Certificates)

Article 7. The company shall issue certificates pertaining to its shares.

(New)

(New)

(Acquisition of Company’s own Shares)

Article 8. Pursuant to Article 165, Paragraph 2 of the Corporation Law, the company may acquire its own shares through market transactions, etc. by a resolution of the board of directors.

(New)

(Request for Sale of Fractional Shares)

Article 9. A holder of fractional shares may request the company to sell fractional shares which shall become one (1) share if combined with the fractional shares already held by such holder pursuant to the Share Handling Regulations.

(Share Handling Regulations)

Article 6. The denomination of share certificates, registration of transfer of shares, entry or record in the register of fractional shares, registration relating to the right of pledge, re-issue of share certificates, indication of trust property, procedure relating to registration of loss of share certificates, and other matters concerning the handling of shares and fractional shares and handling charges thereof shall be governed by the share handling regulations established by the board of directors.

(Share Handling Regulations)

Article 10. Administrative work related to the company’s shares, fractional shares, stock acquisition rights, and the fees therefor shall, other than as prescribed by laws or regulations or by these Articles of Incorporation, be in accordance with the Share Handling Regulations determined by the board of directors.

(Notification of Address and Seal Impression, etc.)

Article 7.1. A shareholder (including beneficial owner, hereinafter the same), registered pledgee and holder of fractional shares, or its legal representative or its representative shall provide the company with its name, address and seal impression. In the event that any change has occurred, the same procedure shall be taken.

(Notification of Address and Seal Impression, etc.)

Article 11.1. A shareholder (including beneficial owner, hereinafter the same), registered pledgee of shares and holder of fractional shares, or its legal representative or its representative shall provide the company with its name, address and seal impression. In the event that any change has occurred, the same procedure shall be taken.

Current Articles of Incorporation	Proposed Amendment
Article 7.2. A shareholder, registered pledgee and holder of fractional shares, or its legal representative or its representative, having its residence in a foreign country may designate a temporary residence or attorney in Japan and so notify the company. In the event that any change has occurred, the same procedure shall be taken.	Article 11.2. A shareholder, registered pledgee of shares and holder of fractional shares, or its legal representative or its representative, having its residence in a foreign country may designate a temporary residence or attorney in Japan and so notify the company. In the event that any change has occurred, the same procedure shall be taken.

3.~4. (Omitted)	3.~4. (Same as current)

(Record Date)

Article 8.1. The company shall deem the shareholders entered or recorded in the register of shareholders and the register of beneficial owners (hereinafter collectively called the “register of shareholders, etc.”) as at the close of March 31 of each year to be those shareholders who are entitled to exercise their rights at the ordinary general meeting of shareholders to be held in respect of the relevant fiscal year.

2. In addition to the preceding paragraph, whenever necessary the company shall, by a resolution of the board of directors, and having given prior public notice thereof, deem the shareholders or registered pledgees entered or recorded in the register of shareholders, etc. as of a fixed date or the holders of fractional shares entered or recorded in the register of fractional shares as of the same date to be those shareholders, pledgees or holders of fractional shares who are entitled to exercise their rights.

(Deleted)

(Transfer Agent)

Article 9.1. The company may appoint a transfer agent or agents which will handle the business of registration of transfer of shares and entry or record in the registry of loss of share certificates, entry or record in the register of fractional shares and the register of beneficial owners, and other matters.

(Transfer Agent) (Kabunushi meibo kanrinin)

Article 12.1. The company shall appoint a transfer agent, and shall entrust to such agent matters as the preparation and maintenance of the register of shareholders, the register of lost share certificates, the register of holders of stock acquisition rights, the register of fractional shares and the register of beneficial owners and other matters relating thereto.

2. The transfer agent, its location and the scope of its authority shall be determined by a resolution of the board of directors and public notice shall be given with respect thereto.	2. The transfer agent (Kabunushi meibo kanrinin), its location and the scope of its authority shall be determined by a resolution of the board of directors and public notice shall be given with respect thereto.

(Convocation) Article 10. (Omitted)	(Convocation) Article 13. (Same as current)

Current Articles of Incorporation	Proposed Amendment
(New)

(Record Date of Ordinary General Meetings of Shareholders)

Article 14. The company shall deem the shareholders entered or recorded in the register of shareholders and the register of beneficial owners (hereinafter collectively called the “register of shareholders, etc.”) as of March 31 of each year to be those shareholders who are entitled to exercise their rights at the ordinary general meeting of shareholders to be held in respect of the relevant business year.

(New)

(Disclosure over the Internet and Deemed Delivery of Reference Documents concerning the Exercise of Voting Rights, etc.)

Article 15. When convening a general meeting of shareholders, the company shall, when disclosing information related to matters which must be described or otherwise expressed in reference documents concerning the exercise of voting rights, business reports, financial statements and consolidated financial statements, by use of internet methods in accordance with the regulations of Ministry of Justice, be entitled to deem the same to have been delivered to shareholders.

(Chairman of Meetings) Article 11. (Omitted)	(Chairman of Meetings) Article 16. (Same as current)

(Method of Making Resolutions)

Article 12.1. Unless otherwise provided by law or by these Articles of Incorporation, all resolutions of meetings of shareholders shall be adopted by a majority vote of shareholders present at the meeting.

(Method of Making Resolutions)

Article 17.1. Unless otherwise provided by laws or regulations or by these Articles of Incorporation, all resolutions of general meetings of shareholders shall be adopted by a majority vote of shareholders entitled to exercise their voting rights present at the meeting.

2. Special resolution of meetings of shareholders as stipulated in Article 343 of the Commercial Code of Japan shall be adopted by a two-thirds (2/3) majority vote of shareholders present at the meeting which shareholders present hold shares representing in the aggregate one-third (1/3) or more of the total number of voting rights of shareholders.	2. Special resolution of general meetings of shareholders as stipulated in Article 309, Paragraph 2 of the Corporation Law shall be adopted by a two-thirds (2/3) majority vote of shareholders present at the meeting which shareholders entitled to exercise their voting rights present hold shares representing in the aggregate one-third (1/3) or more of the total number of voting rights of shareholders.

(Voting by Proxy)

Article 13.1. A shareholder or its legal representative may not delegate the exercise of his vote to anyone other than another shareholder of the company, provided that the Japanese government, a local municipality or a corporation which is a shareholder may delegate the exercise of its vote to the staff or employees of the government or such municipality or corporation.

(Voting by Proxy)

Article 18.1. A shareholder or its legal representative may delegate the exercise of its vote to another shareholder entitled to exercise its vote; also, the Japanese government, a local municipality or a corporation which is a shareholder may delegate the exercise of its vote to the staff or employees of the government or such municipality or corporation.

2. (Omitted)	2. (Same as current)

Current Articles of Incorporation	Proposed Amendment

(Minutes of Meetings)

Article 14. The substance of proceedings at a meeting of shareholders and the results thereof shall be recorded in minutes of the meeting which shall bear the names and seals of the chairman and of the directors present at the meeting.

(Deleted)

(Number of Directors) Article 15. (Omitted)	(Number of Directors) Article 19. (Same as current)

(Election of Directors)

Article 16.1. Directors shall be elected at the meeting of shareholders by a majority vote of shareholders present at a meeting which shareholders present hold shares representing in the aggregate one-third (1/3) or more of the total number of voting rights of shareholders.

(Election of Directors)

Article 20.1. Directors shall be elected at a general meeting of shareholders by a majority vote of shareholders present at a meeting at which the shareholders entitled to exercise their voting rights present hold shares representing in the aggregate one-third (1/3) or more of the total number of voting rights of shareholders.

2. (Omitted)	2. (Same as current)

(Term of Office)

Article 17.1. The term of office of directors shall expire at the conclusion of the ordinary meeting of shareholders held to settle accounts for the fiscal period last ending within two (2) years from their assumption of office.

(Term of Office)

Article 21.1. The term of office of directors shall expire at the conclusion of the ordinary general meeting of shareholders relating to the last business year ending within two (2) years from their assumption of office.

2. The term of office of any director elected to fill a vacancy or elected because of an increase in number shall be the same as the remainder of the term of office of the other directors.

2. The term of office of any director elected to fill a vacancy or elected because of an increase in number shall be the same as the remainder of the term of office of the other directors.

Note: No change required to English version.

(Election of Representative Directors and Directors with Specific Powers) Article 18.1. The board of directors shall select from among its members one (1) president.	(Election of Representative Directors and Directors with Specific Powers) Article 22.1. The board of directors shall elect from among its members one (1) president.

2. (Omitted)	2. (Same as current)

3. The provision in the first paragraph shall apply to appointment of the chairman of the board of directors, senior executive vice presidents and executive vice presidents referred to in the preceding paragraph.	3. The provision in the first paragraph shall apply to the election of the chairman of the board of directors, senior executive vice presidents and executive vice presidents referred to in the preceding paragraph.

4.~7. (Omitted)	4.~7. (Same as current)

(Meetings of Board of Directors) Article 19. 1.~4. (Omitted)	(Meetings of the Board of Directors) Article 23. 1.~4. (Same as current)

5. Resolutions at a meeting of the board of directors shall be adopted by a majority vote of the directors present which directors present shall constitute a majority of all directors.	5. Resolutions at a meeting of the board of directors shall be adopted by a majority vote of the directors present who are entitled to participate in voting which directors present shall constitute a majority of all directors.

(New)	6. Notwithstanding the foregoing paragraph to the contrary, if the requirements of Article 370 of the Corporation Law are fulfilled, the resolutions of the board of directors shall be deemed to have occurred.

6. (Omitted)	7. (Same as current)

(Counselors and Advisors) Article 20. (Omitted)	(Counselors and Advisors) Article 24. (Same as current)

Current Articles of Incorporation	Proposed Amendment

(New)

(Exemption of Directors from Liabilities)

Article 25.1. The company may, pursuant to the provisions of Article 426, Paragraph 1 of the Corporation Law, exempt directors (including former directors) from their liabilities as provided in Article 423, Paragraph 1 of the Corporation Law to the extent permitted by laws or regulations pursuant to a resolution of the board of directors.

2. The company may, pursuant to the provisions of Article 427, Paragraph 1 of the Corporation Law, enter into agreements with outside directors limiting their liabilities as provided in Article 423, Paragraph 1 of the Corporation Law; provided, however, that said limits on liability based on agreements shall be limited to the extent permitted by laws or regulations.

(Number of Statutory Auditors) Article 21. (Omitted)	(Number of Corporate Auditors) Article 26. (Same as current)

(Election of Statutory Auditors)

Article 22. Statutory auditors shall be elected at a meeting of shareholders by a majority vote of shareholders present at the meeting which shareholders present hold shares representing in the aggregate one-third (1/3) or more of voting rights of all the shareholders.

(Election of Corporate Auditors)

Article 27. Corporate auditors shall be elected at a general meeting of shareholders by a majority vote of shareholders present at a meeting at which shareholders entitled to exercise their voting rights present hold shares representing in the aggregate one-third (1/3) or more of voting rights of all the shareholders.

(Term of Office of Statutory Auditors)

Article 23.1. The term of office of statutory auditors shall expire at the conclusion of the ordinary meeting of shareholders held to settle accounts for the fiscal period last ending within four (4) years from their assumption of office.

(Term of Office of Corporate Auditors)

Article 28.1. The term of office of corporate auditors shall expire at the conclusion of the ordinary general meeting of shareholders held relating to the last business year ending within four (4) years from their assumption of office.

2. The term of office of any statutory auditor elected to fill a vacancy shall be the same as the remainder of the term of office of his predecessor.	2. The term of office of any corporate auditor elected to fill a vacancy shall be the same as the remainder of the term of office of his predecessor. Note: No change required to English version.

(Full-time Statutory Auditors) Article 24. The statutory auditors shall appoint one (1) or more full-time statutory auditors from among their number.	(Full-time Corporate Auditors) Article 29. The board of corporate auditors shall, by its resolution, elect one (1) or more full-time corporate auditors.

(Meetings of Board of Statutory Auditors) Article 25. (Omitted)	(Meetings of Board of Corporate Auditors) Article 30. (Same as current)

Current Articles of Incorporation	Proposed Amendment
(New)

(Exemption of Corporate Auditors from Liabilities)

Article 31.1 The company may, pursuant to the provisions of Article 426, Paragraph 1 of the Corporation Law, exempt corporate auditors (including former corporate auditors) from their liabilities as provided in Article 423, Paragraph 1 of the Corporation Law to the extent permitted by laws or regulations pursuant to a resolution of the board of directors.

2. The company may, pursuant to the provisions of Article 427, Paragraph 1 of the Corporation Law, enter into agreements with outside auditors limiting their liabilities as provided in Article 423, Paragraph 1 of the Corporation Law; provided, however, that said limits on liability based on agreements shall be limited to the extent permitted by laws or regulations.

(Fiscal Period)

Article 26. The fiscal period of the company shall commence on the 1st day of April of each year and end on the 31st day of March of the following year, and the accounts of the company shall be closed on the last day of each fiscal period.

(Business Year) Article 32. The business year of the company shall commence on the 1st day of April of each year and end on the 31st day of March of the following year.

(Dividends)

Article 27.1. Dividends shall be paid to the shareholders or registered pledgees entered or recorded on the register of shareholders, etc. as of the closing of accounts for each fiscal period and the holders of fractional shares entered or recorded on the register of fractional shares as of the closing of accounts for each fiscal period.

(Distributions of Surplus, etc.)

Article 33.1. The company shall be entitled to make distributions of surplus to the shareholders or registered pledgees of shares entered or recorded on the register of shareholders, etc. as of the last day of each business year and the holders of fractional shares entered or recorded on the register of fractional shares as of the last day of each business year.

2. The company shall be exempted from the obligation to pay dividends referred to in the preceding paragraph after three (3) years have elapsed from the date on which the shareholders or the holders of fractional shares were in default of receipt of dividends.	2. The company shall be exempted from the obligation to make distributions of surplus referred to in the preceding paragraph after three (3) years have elapsed from the date on which the shareholders or the holders of fractional shares were in default of receipt of distributions.

3. Dividends shall bear no interest even during the period referred to in the preceding paragraph.	3. In distributions of surplus the surplus shall bear no interest even during the period referred to in the preceding paragraph.

(Interim Dividends)

Article 28.1. Distribution of cash in accordance with Article 293-5 of the Commercial Code of Japan (hereinafter referred to as “interim dividends”) may be paid to the shareholders or registered pledgees entered or recorded on the register of shareholders, etc. as of the 30th day of September of each year or the holders of fractional shares entered or recorded on the register of fractional shares as of the same date by a resolution of the board of directors.

(Interim Dividends) (Chukan haito)

Article 34.1. The company shall, by resolution of the board of directors, be entitled to make distributions of surplus in accordance with Article 454, Paragraph 5 of the Corporation Law (hereinafter referred to as “interim dividends”) to the shareholders or registered pledgees of shares entered or recorded on the register of shareholders, etc. as of the 30th day of September of each year, and to the holders of fractional shares entered or recorded on the register of fractional shares as of the same date.

2. The provisions in the second and third paragraphs of the preceding Article shall apply to interim dividends.	2. The provisions in the second and third paragraphs of the preceding Article shall apply to interim dividends (Chukan haito).